                                   FORM 6-K/A

                                 AMENDMENT NO. 1

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULES 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                    FOR THE MONTH OF          NOVEMBER, 2001

                         ROYAL CARIBBEAN CRUISES LTD.

                  1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.]

                  FORM 20-F  /X/                     FORM 40-F     / /

         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.]

                  YES       / /                     NO                /X/




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On November 15, 2001, the undersigned registrant filed under cover of Form 6-K with the Securities and Exchange Commission its Quarterly Financial Report for the Third Quarter 2001 (the "Third Quarterly Report on Form 6-K"). The Registrant hereby amends its Third Quarterly Report on Form 6-K as follows in order to correct the apportionment of its debt between current and long-term as of September 30, 2001:

1. The "Consolidated Balance Sheets as of September 30, 2001 and December 31, 2000" are hereby amended in their entirety to read as follows:


                            "ROYAL CARIBBEAN CRUISES LTD.
                             CONSOLIDATED BALANCE SHEETS

                          (in thousands, except share data)

                                                                                 As of
                                                              ------------------------------------
                 ASSETS                                        SEPTEMBER 30,          DECEMBER 31,
                                                                  2001                   2000
                                                               -------------          ------------
CURRENT ASSETS
   Cash and cash equivalents                                   $    764,590           $   177,810
   Trade and other receivables, net                                  66,509                53,609
   Inventories                                                       34,191                30,115
   Prepaid expenses and other                                        61,733                49,185
                                                               ------------           ------------
       Total current assets                                         927,023               310,719

Property and Equipment - at cost less accumulated
   depreciation and amortization                                  8,109,673             6,831,809
Goodwill - less accumulated amortization of $136,002
   and $ 128,192, respectively                                      281,164               288,974
Other Assets                                                        583,573               396,963
                                                                -----------            -----------
                                                                $9,901,433             $7,828,465

             LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

   Current portion of long-term debt                            $   234,277            $   109,926
   Accounts payable                                                 157,665                158,143
   Accrued expenses and other liabilities                           272,086                200,900
   Customer deposits                                                448,805                443,411
                                                                -----------            -----------
        Total current liabilities                                 1,112,833                912,380

Long-Term Debt                                                    4,906,808              3,300,170
Other Long-Term Liabilities                                          48,631                 --

COMMITMENTS AND CONTINGENCIES (NOTE 6)

SHAREHOLDERS' EQUITY

   Common stock ($.01 par value; 500,000,000 shares  authorized;
        192,289,724 and 192,122,088 shares issued)                    1,923                  1,921
   Paid-in capital                                                2,045,639              3,043,111
   Retained Earnings                                              1,795,374              1,576,921
   Accumulated other comprehensive income                            (3,317)                   --
   Treasury stock (465,438 and 435,180 common shares at cost)        (6,458)                (6,038)
        Total shareholders' equity                                3,833,161              3,615,915
                                                               ------------         -------------
                                                               $  9,901,433          $   7,828,465
                                                               ============          =============

The accompanying notes are an integral part of these financial statements."

2. The "Liquidity and Capital Resources - Future Commitments" section of the Third Quarterly Report on Form 6-K is hereby amended in its entirety to read as follows:

"FUTURE COMMITMENTS

We currently have six ships on order for an additional capacity of 14,566 berths. The aggregate contract price of the six ships, which excludes capitalized interest and other ancillary costs, is approximately $2.6 billion, of which we have deposited $291.0 million as of September 30, 2001. Additional deposits are due prior to the dates of delivery of $47.0 million, $121.8 million, and $27.8 million in 2001, 2002, and 2003, respectively.

In October 2001, we entered into agreements to postpone the deliveries of SERENADE OF THE SEAS and JEWEL OF THE SEAS to the fourth quarter of 2003 and the second quarter of 2004, respectively. We also signed a letter of intent, subject to the satisfaction of certain conditions, for the delay of the deliveries of NAVIGATOR OF THE SEAS and MARINER OF THE SEAS to the first quarter of 2003 and the first quarter of 2004, respectively. We have also reviewed our capital expenditure program and have reduced, deferred or eliminated a number of projects. Based on these new delivery dates and the reduction in capital programs, capital expenditures will be approximately $2.1 billion, $1.1 billion, and $1.1 billion for 2001, 2002, and 2003, respectively.

In June 2001, we deferred our options to purchase two additional Radiance-class vessels with delivery dates in the third quarters of 2005 and 2006. The options have an aggregate contract price of $804.6 million. Our right to cancel the options was extended to on or before July 26, 2002.

As of September 30, 2001, we had $5.1 billion of long-term debt. Approximately $234.3 million of this debt is due during the twelve month period ending September 30, 2002.

As a normal part of our business, depending on market conditions, pricing and our overall growth strategy, we continuously consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships. We continuously consider potential acquisitions and strategic alliances. If any of these were to occur, they would be financed through the incurrence of additional indebtedness, the issuance of additional shares of equity securities or through cash flows from operations."
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to its Report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ROYAL CARIBBEAN CRUISES LTD.

                                            (Registrant)

Date: November 19, 2001                     By:/S/   BONNIE S. BIUMI
                                              ---------------------------------
                                                 Bonnie S. Biumi

                                                 VICE PRESIDENT AND TREASURER